China Carbon Graphite Group, Inc.

20955 Pathfinder Road

Suite 200

Diamond Bar, CA 91765

December 7, 2018

VIA EDGAR

Julie Sherman

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: China Carbon Graphite Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed April 2, 2018

File No. 333-114564

Dear Ms. Sherman:

We are in receipt of your comment letter dated November 8, 2018 regarding the above referenced filing (the “Comment Letter”). As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm, page F-1

1.       Please amend the filing to have your auditor include an audit report that complies with PCAOB Auditing Standard 3101. Refer to Rule 2-02 of Regulation S-X and SEC Release 34-81916.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have included a revised audit report in the amended 10K.

China Carbon Graphite Group, Inc.

By:	/s/ Donghai Yu
Name:	Donghai Yu
Title:	Chief Executive Officer